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Exhibit 12.1

GENZYME CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	Year Ended December 31,					Three Months Ended
	1999	2000	2001	2002	2003	March 31, 2004
Income (loss) before income taxes	$117,928	$(7,462)	$(118,343)	$104,211	$5,055	$67,894
Add: equity in loss of equity method investments	42,696	44,965	35,681	16,858	16,743	3,831
Deduct: minority interest	(3,674)	(4,625)	(2,259)	—	(2,232)	(1,162)

Income (loss) before income taxes, equity in loss of equity method investments and minority interest	156,950	32,878	(84,921)	121,069	19,566	70,563
Add:
Fixed charges:
Portion of rents representative of the interest factor	7,533	9,233	11,233	11,833	15,233	3,808
Amortization of debt issuance costs	1,333	1,148	2,638	2,964	3,311	1,540
Interest expense	20,438	14,562	34,495	24,188	23,289	8,786
Amortization of capitalized interest	3,021	3,287	3,829	4,178	5,132	1,436
Minority interest in pre-tax loss of subsidiaries that have not included fixed charges	3,674	4,625	2,259	—	2,232	1,162

As adjusted income (loss)	$192,949	$65,733	$(30,467)	$164,232	$68,763	$87,295

Fixed charges:
Interest expense	$20,438	$14,562	$34,495	$24,188	$23,289	$8,786
Capitalized interest	1,329	2,713	4,173	5,250	6,136	1,767
Amortization of debt issuance costs	1,333	1,148	2,638	2,964	3,311	1,540
Portion of rents representative of the interest factor	7,533	9,233	11,233	11,833	15,233	3,808

Total fixed charges	$30,633	$27,656	$52,539	$44,235	$47,969	$15,901

Ratio of earnings to fixed charges (1)	6.3x	2.4x	—	3.7x	1.4x	5.5x

(1)
The ratio of earnings to fixed charges is not presented for the year ended December 31, 2001 because in such year fixed charges exceeded earnings (as set forth above) by $83.0 million primarily due to:

•
$95.6 million of charges for in-process research and development resulting from the acquisitions of Novazyme Pharmaceuticals, Inc. and Wyntek Diagnostics, Inc.; and

•
a loss of $25.0 million related to the sale of our Snowden-Pencer line of surgical instruments.

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  Exhibit 12.1